Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

As Confidentially Submitted to the Securities and Exchange Commission on November 12, 2021.

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

ZIMVIE INC.

(Exact name of registrant as specified in its charter)

Delaware	87-2007795
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10225 Westmoor Drive Westminster, CO	80021
(Address of principal executive offices)	(Zip Code)
(303)-443-7500 (Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Common Stock, par value $0.01 per share

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

ZimVie Inc.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT

AND ITEMS OF FORM 10

Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1. Business.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions,” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A. Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.

Item 2. Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Summary Historical and Unaudited Pro Forma Combined Financial Information,” “Capitalization,” “Unaudited Pro Forma Combined Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.

Item 3. Properties.

The information required by this item is contained under the section of the information statement entitled “Business—Properties.” That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Board of Directors and Corporate Governance.” Those sections are incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the section of the information statement entitled “Executive Compensation.” That section is incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 8. Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy,” “Capitalization,” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

The information required by this item is contained under the sections of the information statement entitled “Description of Material Indebtedness” and “Description of Our Capital Stock—Sale of Unregistered Securities.” Those sections are incorporated herein by reference.

Item 11. Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy,” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Description of Our Capital Stock—Limitations on Liability, Indemnification of Officers and Directors and Insurance.” That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the information statement entitled “Index to Combined Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a)	Financial Statements

The information required by this item is contained under the section of the information statement entitled “Index to Combined Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

(b)	Exhibits

See below.

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1	Form of Separation and Distribution Agreement by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc.*

3.1	Form of Amended and Restated Certificate of Incorporation of ZimVie Inc.*

3.2	Form of Amended and Restated Bylaws of ZimVie Inc.*

10.1	Form of Tax Matters Agreement by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc.*

10.2	Form of Employee Matters Agreement by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc.*

10.3	Form of Transition Services Agreement by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc.*

10.4	Form of Intellectual Property Matters Agreement by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc.*

10.5	Form of Stockholder and Registration Rights Agreement by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc.*

10.6	Form of Manufacturing and Supply Agreement by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc.*

10.7	Form of Transitional Trademark License Agreement by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc.*

10.8	Form of Transition Manufacturing Agreement by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc.*

10.9	Revised Offer Letter, dated as of January 31, 2021, by and between Zimmer Biomet Holdings, Inc. and Vafa Jamali*

10.10	Form of ZimVie Inc. 2022 Stock Incentive Plan*

21.1	List of Subsidiaries*

99.1	Information Statement of ZimVie Inc., preliminary and subject to completion, dated [—], 2021

99.2	Form of Notice Regarding the Internet Availability of Information Statement Materials*

*	To be filed by amendment.

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIMVIE INC.

By:
Name: Title:

Date: